Fir Tree Partners









November 29, 1999



Mr. Frank Noonan
Chairman and Chief Executive Officer
R.H. Donnelley Corporation
One Manhattanville Road
Purchase, NY  10577

Dear Frank:

We want to congratulate you on the recent election of Darius Gaskins and Kenneth Campbell to R.H. Donnelley's Board of Directors. We believe that Darius and Ken will add great value to the board and will help ensure the company continues to generate substantial shareholder value. Their strong managerial, entrepreneurial and Internet experience should prove helpful in successfully growing the company's new Internet initiatives.

Once again, congratulations!

Sincerely,



Jason Hammerman


cc: Diane Baker, Kenneth Campbell, Philip Danford, Darius Gaskins Jr., William Jacobi, Robert Kamerschen, Carol Parry, Barry Lawson Williams









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